# FWS Retirement Services, LLC

## Notes to the Financial Statements

## December 31, 2015

### 1. Organization

FWS Retirement Services, LLC (the "Company") was organized as a Delaware limited liability company on April 27, 2009. The Company was formed as an accommodating broker dealer to receive commissions on the sales of retirement plan products and investment advisory services. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in November 2010.

### 2. Significant Accounting Policies

#### Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

#### Commissions Revenue
The Company earns commissions from the placement of retirement plan products and investment advisory services. These commissions are recorded when earned on a trade date basis.

#### Accounts Receivable
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

#### Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

#### Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

#### Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2011.

### 3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $185,438, which exceeded the requirement by $180,438.

# FWS Retirement Services, LLC

## Notes to the Financial Statements

### December 31, 2015

4. **Related Party Transactions**

   The Company has an expense sharing agreement with Woodruff-Sawyer & Co. ("WS") the Company's Managing Member. WS pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate WS. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. **Member Interests**

   In accordance with the Operating Agreement (the "Agreement"), no member of the Company shall be personally liable for any debts, losses, or obligations of the Company. The Company, without limit, can issue Class A Member units and Class B Member units, but shall have no right to create a class of units superior to the Class A Units without written consent of a majority of the Class A Members.

   In accordance with the agreement, the Class A members are allocated 100% of the gross revenue they generate plus 1% of the Class B members gross revenue. The Class B members are allocated 99% of the gross revenues they generate. The net pass through income and expenses, as defined, shall be allocated annually to each member.

6. **Risk Concentration**

   At various times during the year, the Company's cash balances may exceed the FDIC insured limit.

7. **Subsequent Events**

   The Company has evaluated subsequent events through February 23, 2016 the date which the financial statements were issued.